SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(B) OR (G) OF THE

SECURITIES EXCHANGE ACT OF 1934

DYNEGY INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	20-5653152
(State of incorporation or organization)	(IRS Employer Identification No.)

1000 Louisiana, Suite 5800, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Participating Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a

Class of securities pursuant to Section 12(b)

of the Exchange Act and is effective pursuant

to General Instruction A.(c), please check the
following box. [X]

If this form relates to the registration of a class

of securities pursuant to Section 12(g) of the

Exchange Act and is effective pursuant to

General Instruction A.(d), please check the

following box. [    ]

Securities Act registration statement file number to which this form relates:
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On November 22, 2010, the Board of Directors (the “Board”) of Dynegy Inc., a Delaware corporation (the “Company” or “Dynegy”), declared a dividend of one right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (“Common Stock”), of the Company held of record at the close of business on December 2, 2010 (the “Record Time”), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time, payable upon certification by the New York Stock Exchange to the Securities and Exchange Commission that the Rights have been approved for listing and registration. The Rights will be issued pursuant to a Stockholder Protection Rights Agreement, dated as of November 22, 2010 (the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $0.01 per share (“Participating Preferred Stock”), for $12.50 (the “Exercise Price”), subject to adjustment.

The following is a summary of the Rights Agreement. The following summary is qualified in its entirety by the full text of the Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designations and Terms of the Participating Preferred Stock), which is attached hereto as Exhibit 4.1 and is hereby incorporated herein by reference.

The Rights will not be evidenced by separate certificates until the next business day following the earlier of (the “Separation Time”) (i) the tenth business day (or such later date as the Board may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person’s becoming an Acquiring Person (as defined below) other than pursuant to a Qualifying Offer (as defined below) and (ii) the time of the first event causing a Flip-in Date (as defined below) to occur; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time will be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer will be deemed never to have been made. A “Flip-in Date” will occur on any Stock Acquisition Date (as defined below) or such later date and time as the Board may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred. A “Stock Acquisition Date” means the earlier of (a) the first date on which the Company publicly announces that a Person has become an Acquiring Person (as defined below) or (b) the date and time on which any Acquiring Person has acquired more than 30% of Dynegy’s Common Stock, in each case other than pursuant to a Qualifying Offer. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 10% or more of the outstanding shares of Common Stock, which term does not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company,

(ii) any person who is the Beneficial Owner of 10% or more of the outstanding Common Stock as of the date of the Rights Agreement and who continuously thereafter is the Beneficial Owner of 10% or more of the outstanding Common Stock or who shall become the Beneficial Owner of 10% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split or similar transaction, or (iii) any Person who becomes the Beneficial Owner of 10% or more of the outstanding Common Stock without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 10% or greater Beneficial Ownership ceases. Under the Rights Agreement, synthetic ownership of Dynegy’s Common Stock in the form of certain derivative securities counts towards the 10% and 30% Beneficial Ownership thresholds, if the Board determines that the owner of such derivative securities is seeking to use the existence of such securities for the purpose or effect of changing or influencing control of the Company. The Board has made such a determination with respect to certain Icahn affiliated entities and with respect to Seneca Capital entities. A Qualifying Offer is defined as an all-cash tender offer for all of Dynegy’s outstanding Common Stock at a price per share in excess of $5.00 that is fully financed, is conditioned upon the offeror acquiring shares of Common Stock representing a majority of the total voting power represented by the outstanding Common Stock, assures a prompt second-step acquisition of shares not purchased in the initial offer at the same price as the initial offer and meets certain other requirements. A Qualifying Offer or any person becoming an Acquiring Person pursuant to a Qualifying Offer does not trigger the Rights becoming exercisable or exchangeable. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock.

The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) at or following the Separation Time and prior to the Expiration Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on the day following the certification of voting results of the Company’s next annual meeting of stockholders after the filing of the Company’s annual report on Form 10-K for the fiscal year 2010, unless the Rights Agreement is approved by the Company’s stockholders (in which case it will expire at the first subsequent annual meeting at which it is not approved by a stockholder vote), (iii) the date on which the Rights are terminated as described below and (iv) immediately prior to the effective time of consolidation, merger or statutory share exchange that does not constitute a Flip-over Transaction or Event (as defined below) (in any such case, the “Expiration Time”).

The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

In the event that prior to the Expiration Time a Flip-in Date occurs, the Company is obligated to take such action as is necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) will constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board may, at its option, at any time after a Flip-in Date and prior to the time that an

Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the Board (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

Whenever the Company becomes obligated, as described in the preceding paragraph, to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each share of Common Stock otherwise issuable.

In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company will consolidate or merge or participate in a binding statutory share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or statutory share exchange, the Acquiring Person is the Beneficial Owner of 90% or more of the outstanding shares of Common Stock or controls the Board and (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom such transaction or series of transactions occurs is the Acquiring Person or (ii) the Company will sell or otherwise transfer (or one or more of its subsidiaries will sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board (a “Flip-over Transaction or Event”), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the “Flip-over Entity”), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (x) each Right will thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (y) the Flip-over Entity will thereafter be liable for, and will assume, by virtue of such

Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term “Acquiring Person” includes any Acquiring Person and its affiliates and associates counted together as a single Person.

The Board may, at its option, at any time prior to the Flip-in Date, terminate the Rights without any payment to the holders thereof, as provided in the Rights Agreement. Immediately upon the action of the Board electing to terminate the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter be null and void.

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 10% or more of the Common Stock unless the Rights are first terminated by the Board. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be terminated on or prior to the Flip-in Date, before the consummation of such transaction, and the Rights Agreement allows for Qualifying Offers.

As of November 19, 2010 there were 121,562,180 shares of Common Stock issued (of which 120,905,931 shares were outstanding and 656,249 shares were held in treasury) and 13,989,854 shares reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

Item 2.	Exhibits

Exhibit No.	Description

4.1	Stockholder Protection Rights Agreement, dated as of November 22, 2010, between Dynegy Inc. and Mellon Investor Services LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock of Dynegy Inc. (incorporated by reference to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 23, 2010).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEGY INC.

By	/s/ Kent R. Stephenson
Name: Kent R. Stephenson
Title: Senior Vice-President and Deputy General Counsel

Date: November 23, 2010

EXHIBIT INDEX

Exhibit No.	Description

4.1	Stockholder Protection Rights Agreement, dated as of November 22, 2010, between Dynegy Inc. and Mellon Investor Services LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock of Dynegy Inc. (incorporated by reference to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 23, 2010).